EXHIBIT 99.1

May 5, 2006

The Thomson Corporation
Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102, the following describes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders of The Thomson Corporation (the "Company") held on May 3, 2006 in Toronto, Ontario. Each of the matters set out below is described in greater detail in the Notice of Annual and Special Meeting of Shareholders and Management Information Circular mailed to shareholders prior to the meeting. The vote on each matter was conducted by ballot.

1.     Election of Directors

All of the 15 nominees were elected as directors to hold office until the next annual meeting of shareholders or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David K.R. Thomson	577,500,492	99.91	540,197	0.09
W. Geoffrey Beattie	576,105,015	99.67	1,935,674	0.33
Richard J. Harrington	577,499,302	99.91	541,387	0.09
Ron D. Barbaro	577,822,062	99.96	218,627	0.04
Mary Cirillo	577,839,907	99.97	200,782	0.03
Robert D. Daleo	577,369,425	99.88	671,264	0.12
Steven A. Denning	577,445,566	99.90	595,123	0.10
V. Maureen Kempston Darkes, O.C.	573,568,448	99.23	4,472,241	0.77
Roger L. Martin	577,834,934	99.96	205,755	0.04
Vance K. Opperman	577,816,902	99.96	223,787	0.04
John M. Thompson	577,735,444	99.95	305,245	0.05
Kenneth R. Thomson	577,505,025	99.91	535,664	0.09
Peter J. Thomson	576,367,429	99.71	1,673,260	0.29
Richard M. Thomson, O.C.	577,721,473	99.94	319,216	0.06
John A. Tory	576,071,150	99.66	1,969,539	0.34

2.     Appointment of Auditors

PricewaterhouseCoopers LLP was reappointed as the auditors of the Company to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
573,390,296	99.20	4,648,719	0.80

3.     Deferred Compensation Plan

The deferred compensation plan was approved.

Votes For	% Votes For	Votes Against	% Votes Against
557,144,843	96.56	19,866,124	3.44
Yours very truly,
/s/ Paula R. Monaghan Paula R. Monaghan Assistant Secretary